Exhibit 12





                               PEPSIAMERICAS, INC.
                            STATEMENT OF CALCULATION
                      OF RATIO OF EARNINGS TO FIXED CHARGES
                          (in millions, except ratios)


                                                                                        Fiscal Years
                                                              -------------------------------------------------------------------
                                                                  2000          1999           1998          1997          1996
                                                                  ----          ----           ----          ----          ----
Earnings:
Income from continuing operations before taxes and
   minority interest                                          $    141.1    $     71.6     $    152.2    $     69.9    $    127.7
Fixed charges                                                       91.7          73.5           51.5          75.6          74.4
                                                              ----------    ----------     ----------    ----------    ----------

Earnings as adjusted                                          $    232.8    $    145.1     $    203.7    $    145.5    $    202.1
                                                              ==========    ==========     ==========    ==========    ==========


Fixed charges:
Interest expense                                              $     85.8    $     67.1     $     46.4    $     69.0    $     68.2
Preferred stock dividend requirement of majority
   owned subsidiary                                                   --            --            --            1.7           1.5
Portion of rents representative of interest factor                   5.9           6.4            5.1           4.9           4.7
                                                              ----------    ----------     ----------    ----------    ----------

Total fixed charges                                           $     91.7    $     73.5     $     51.5    $     75.6    $     74.4
                                                              ==========    ==========     ==========    ==========    ==========

Ratio of earnings to fixed charges*                                  2.5x          2.0x           4.0x          1.9x          2.7x
                                                              ==========    ==========     ==========    ==========    ==========

* PepsiAmericas, Inc. recorded a special charge of $21.7 million during 2000. Excluding this charge, the ratio of earnings to fixed charges for 2000 would have been 2.8x.

     PepsiAmericas, Inc. recorded special charges of $27.9 million during 1999, as well as a $56.3 million pretax charge to reduce the book value of non-operating real estate. In addition, PepsiAmericas, Inc. recorded a $13.3 million pretax gain on the sale of operations in Marion, Virginia; Princeton, West Virginia; and the St. Petersburg area of Russia. Excluding these charges and credits, the ratio of earnings to fixed charges for 1999 would have been 2.9x.

     Intercompany interest income from Hussmann and Midas was $1.6 million, $23.1 million and $23.7 million in 1998, 1997 and 1996, respectively. If the fixed charges had been reduced by this intercompany interest income, the ratio of earnings to fixed charges for 1998, 1997 and 1996 would have been 4.1x, 2.3x and 3.5x, respectively.

     PepsiAmericas, Inc. also recorded special charges of $49.3 million during 1997. Excluding these special charges, the 1997 ratio of earnings to fixed charges would have been 2.6x. Additionally, if the fixed charges for 1997 were adjusted for the intercompany interest income noted above, the ratio of earnings to fixed charges would have been 3.3x.